Exhibit 99.6
CERTIFICATION OF

PRINCIPAL

EXECUTIVE OFFICER TO
18 U.S.C. Section 1350, As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
In connection with

the Annual Report

of PyroGenesis

Canada Inc.

(the “Registrant”)

on Form 40

-F for the

annual
period ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the “Report”),
I, P.

Peter Pascali,

Chief Executive

Officer,

certify,

pursuant to

18 U.S.C.

Sec. 1350,

as adopted

pursuant to

Sec. 906

of
the Sarbanes-Oxley Act of 2002, that:
(1)

The Report fully

complies with

the requirements

of Section 13(a)

or Section 15(d)

of the Securities

Exchange Act
of 1934, as amended; and
(2)

The information contained

in the Report

fairly presents,

in all material

respects, the financial

condition and results
of operations of the Registrant.
Date: March 31
st
, 2023 By:
/s/ P.

Peter Pascali
P.

Peter Pascali
Chief Executive Officer
(Principal Executive Officer)